

June 11, 2015

Alain Monié
Chief Executive Officer
Ingram Micro Inc.
1600 E. St. Andrew Place
Santa Ana, California 92705-4926

>   **Re: Ingram Micro Inc.**
>   **Form 10-K for the Fiscal Year Ended January 3, 2015**
>   **Filed February 27, 2015**
>   **File No. 001-12203**

Dear Monié:

We have reviewed your May 29, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 18, 2015 letter.

Form 10-K for the Fiscal Year Ended January 3, 2015

General

1. In our previous letter, we requested that management provide, in writing, acknowledgement of the three bullet pointed items (i.e., Tandy language) described at the end of our comment letter dated May 18, 2015. It appears that these acknowledgements were not provided with your response letter dated May 29, 2015. Please provide the requested acknowledgements in writing with your next response letter signed by management.

Note 10- Commitments and Contingencies, page 63

2. We note your response to prior comment 3 and your disclosures that state "After working with our advisors, we believe the other matters noted above do not represent a probable

loss." Please clarify your disclosures to indicate whether the other matters (Items 2 – 5) including incremental charges for possible penalties, interest and inflationary adjustments represent potential outcomes that are reasonably possible pursuant to ASC 450-20-50-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant at (202) 551-3479 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson,
Senior Assistant Chief Accountant